Exhibit 99.3

The planned tender offers described herein for the common stock and warrants of 57th Street have not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. At the time each of the planned tender offers is commenced, 57th Street will file a tender offer statement on Schedule TO with the Securities Exchange Commission, or SEC.  Each tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) will contain important information that should be read carefully before making any decision to tender securities in either of the planned tender offers. Those materials will be made available to 57th Street’s securityholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Crumbs Holdings LLC / 57th Street General Acquisition Corp.
Joint Conference Call
January 10, 2011

Operator: Good morning, ladies and gentlemen. Thank you for standing by and welcome to the joint Crumbs Holdings LLC and 57th Street General Acquisition Corp. conference call.  At this time, all participants have been placed in listen-only mode.  This conference is being recorded today, January 10, 2011 and will be available for replay.  The replay dial in numbers are available in the press release announcing this conference call, which can also be found on the Crumbs website at www.crumbs.com.  In addition, the presentation accompanying this conference call has also been posted to the Crumbs website.

Information recorded on this call speaks only as of today, Monday, January 10th, 2011, and therefore any time-sensitive information may no longer be accurate as of the date of replay.

This presentation contains forward-looking statements. These forward-looking statements relate to, among other things, financial and operating performance and results, business strategy, market prices, future commodity price risk management activities, expansion of locations, development of brand, growth margin and return on investment and plans and forecasts. These forward-looking statements are based on current assumptions, expectations and projections about future events. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects, and other aspects of the businesses of 57th Street General Acquisition Corp. and Crumbs Holdings LLC and the proposed merger are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially than those indicated by such forward-looking statements. We refer you to the cautionary language regarding forward-looking statements and other matters in the joint press release issued by 57th Street and Crumbs.

This joint conference call includes certain non-GAAP financial measures.  In an effort to provide additional information to investors, all non-GAAP measures have been reconciled to their related GAAP measures. You will find a reconciliation of these measures included in the table in the joint press release announcing the acquisition of Crumbs Bake Shop by 57th Street General Acquisition Corp. filed with the SEC and available at www.sec.gov.

Hosting today’s call are Mr. Mark Klein, Chairman, Chief Executive Officer, and President of 57th Street General Acquisition Corp., and Jason Bauer, co-founder and Chief Executive Officer of Crumbs.  Also on the call are Paul Lapping, Chief Financial Officer and Treasurer of 57th Street, Chuck Ireland, Chief Financial Officer, and Edwin Lewis, Chairmen of the Board of Managers of Crumbs.

And now, it is my pleasure to turn the call over to Mr. Mark Klein. Please go ahead, sir.

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Mark Klein: Thank you Operator.  Good morning and thank you for joining us on today’s call.  I will provide a quick introduction of 57th Street and then turn it over to Jason who will provide an overview of Crumbs and its growth strategy.  After Chuck briefly reviews Crumbs’ financial highlights and outlook, I will discuss the details of the transaction.

As you may know, 57th Street is a special purpose acquisition company which was formed for the purpose of conducting a business combination. In May 2010, 57th Street completed its IPO raising approximately $55 million.

We reviewed a number of opportunities and determined that Crumbs was exactly the type of transaction we had hoped for - a true growth company.  As the creator of the gourmet cupcake and the largest US-based retailer of cupcakes, Crumbs is an immediately recognizable brand with broad demographic appeal.  It is highly profitable, rapidly expanding, very scalable, and in need of immediate capital to fuel further growth.  We believe it has significant growth prospects and should be able to expand to an initial 200 locations by the end of 2014 with long-term potential that is much greater.  For 57th Street, it is exactly the right size company and at an attractive price to drive shareholder value for our investors.

In addition, the financial performance of Crumbs, including sales momentum, store-level margins, and returns on invested capital, demonstrate to us that it’s a highly attractive investment for our shareholders.  The business combination is valued at $82.1 million on a fully diluted basis, implying a multiple of 16.4 times projected 2011 Adjusted EBITDA, and 6.7 times projected 2012 Adjusted EBITDA.

One other thing to note is that unlike traditional SPACs, this transaction is not subject to a shareholder vote. We will however as a condition to closing the transaction provide our current stockholders with the opportunity to redeem their shares of common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account set up to hold the proceeds of 57th Street’s initial public offering, less taxes, upon the consummation of the business transaction.  57th Street intends to conduct these redemptions without a stockholder vote and pursuant to the tender offer rules of the Securities and Exchange Commission, or SEC. The tender offer documents to be filed with the SEC will contain substantially the same financial and other information about the business transaction and the redemption rights as is required under the SEC’s proxy rules and our security holders are urged to review those after they are filed The tender offer is expected to close simultaneously with the closing of the business combination

With that, I would like to turn the call over to Jason to take us through the business.  Jason?

Jason Bauer:  Thanks, Mark.  We are very enthusiastic about partnering with 57th Street as we believe it will allow us to accelerate our growth much quicker than a traditional IPO and solidify our presence as the premier retailer of cupcakes in the country.  We view the first mover advantage as critical.  The capital from this transaction combined with our scalable platform will enable us to expand our presence and help us reach our planned 200 locations in the top 15 markets by year-end 2014.

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Allow me to start by offering a brief background on Crumbs.  My wife Mia and I co-founded the company in 2003 with a single store on the Upper West Side of Manhattan.  By opening Crumbs, we introduced the world to the original gourmet cupcake, with creative combinations of fillings, frosting, and decorations, and in doing so, evolved the cupcake category beyond the traditional vanilla, chocolate, lemon, and strawberry varieties.  We also sell an experience that is a class unto itself, on par with other luxury brands.

The popularity of our first store led us to expand to other locations within New York City and then to Long Island, California, Connecticut, Illinois, New Jersey, Virginia, and Washington, DC.  We are now the largest cupcake retailer in the US, and operate 34 company owned stores in six states and DC, including 14 locations in New York City.

Our story has garnered much recognition and praise from the media, and we are also proud of the rankings we have received from Inc. Magazine.  In 2009, we were ranked number 10 on their list of the fastest-growing private companies within the food & beverage industry and ranked number 422 on their top 500 list overall.  Most recently, in 2010, we were ranked number 10 on their top breakout companies of the year, a list that includes such notable entities as Foursquare, Groupon, and Pandora Radio.

In addition to our fast-growing retail operations, we started an e-commerce division at www.crumbs.com in March of 2009, and now ship cupcakes nationwide.  This has allowed us to create brand recognition throughout the US, even in markets where we do not even operate a single store.

The popularity of our cupcakes online has also led to certain high level partnerships, including Bloomingdales.com, which we think bodes well for the future of our online channel.  More broadly, it also demonstrates to us that Crumbs has become synonymous with gourmet cupcakes across the country and that awareness of our brand far exceeds our current  footprint.  Taking that notion a step further, we believe we have a significant opportunity to capitalize on the demand for our products and expand our store presence to exciting markets across the country.

We believe what has made Crumbs so successful is our cupcakes and our loyal and repeat customers who enjoy them so much.  We offer a combination of comfort-oriented classics and elegant baked goods, including our Signature size cupcakes, which are truly a unique product.  In a fast-paced world, we believe in celebrating the simple everyday things in life, such as delicious cupcakes made with the finest, natural ingredients.  On average, we sell more than 1 million cupcakes in three sizes, taste, classic and signature, per month.

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Crumbs offers more than 75 varieties of cupcakes baked fresh each day, including such popular flavors as Black Bottom Cheesecake, Caramel Apple, Cookies & Cream, Chocolate Covered Strawberry, Chocolate Pecan Pie, and Red Velvet. While cupcakes comprise roughly 70% of our sales mix, we also offer more than 150 different sweets daily including a full line of breakfast items such as danishes, scones, croissants, and muffins, as well as other popular desserts including brownies, cakes, pies, and cookies.

Generally, our stores are open seven days a week from 6 am to 11 pm and, one of our business model’s distinct advantages is a highly balanced sales mix across our operating hours.  Our day-part breakdown is the following:

▪	17% of our sales are generated 6 AM to 11AM
▪	25% of our sales of generated 11 AM to 2 PM
▪	40% of our sales are generated 2 PM to 6 PM
▪	And the remaining 18% of our sales are generated 6 PM to 11 PM

Within our stores, we complement our baked goods with gourmet whole leaf teas, espresso based drinks, drip coffees, hot chocolate made with real Ghirardelli chocolate, homemade sodas, and fresh squeezed lemonade.  Beverages reflect a significant opportunity for us, as they comprise only 9% of our sales mix at this point.  Of course, we are quite proud of our cupcakes, but are also working to create greater penetration for our beverage line within our existing customer base.  Beverage purchases are not only high-margin, but generally additive to an existing transaction.

Interestingly, our average purchase transaction is in the $18-$20 range, which is significantly higher than most of our peers in this category, which are generally about 1/3 of this range.  We have found that our average customer does not purchase a single cupcake and beverage for themselves, but typically a six pack of cupcakes to share at the office, bring home to their family, or for some other event.

Given the nature of our menu, we appeal to a broad demographic of customers between the ages of 8 and 80 and across every socio-economic class.  Typical customers include moms with strollers, dads, suits and office workers, trend setters and everyone in between.   We also attract a lot of celebrities and associated press coverage enjoying our Crumbs-branded products.

Our marketing efforts are largely PR-oriented, with a primary emphasis on third-party endorsements and word of mouth.  We do not do any traditional advertising, although barely a week goes by in which we are not on radio, TV, or in a pop-culture magazine or newspaper.  We also utilize our extensive social media presence to create a buzz and communicate with our customers, including 40,000+ fans on Facebook and thousands of followers on Twitter.  These are both considerable metrics considering our brand’s impact relates to our current size.

Although we are on track to open 200 Crumbs stores domestically by the end of 2014, we think the long-term potential is significantly greater than that.  Currently, with less than 35 stores, we have significant opportunity in our existing markets but also have opportunities in areas such as Atlanta, Dallas, Denver, Florida, Houston, San Diego, San Francisco, Seattle, etc. where we have yet to open a single store.  At this time, we have no immediate plans to expand internationally or franchise our concept although these growth opportunities could certainly play into our thinking in the future.

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Most recently, we have expanded into transportation hubs, a first for our Company and anyone in the category.  Crumbs can now be found at Union Station in Washington DC and at the Continental Airlines Terminal in Newark Liberty Airport.  Our Newark location marks the first time a bake shop concept specializing in cupcakes has had an airport presence.

My wife and co-founder, Mia, who is also our Chief Creative Officer, and I have led Crumbs since its inception and will continue to run the company post-transaction.  Over the past seven years, we have built a track record that we are very proud of and I am confident in our ability, together with the support of the management team and board of directors, to continue executing our growth plan.  We also intend to hire a Chief Operating Officer with significant retail rollout experience this year to help promote operational efficiency as well as support our development goals.

In terms of my own background, I have been involved in numerous entrepreneur ventures throughout my career, but my interest in food and related products has been a passion since growing up in a family beverage business.

Mia has been an avid baker since she was a child. Although she is an attorney by trade, owning a bakery is the culmination of her life-long quest to combine her passion for baking with building a successful business that is both a neighborhood meeting place and a destination spot.

Edwin Lewis, the largest investor in Crumbs, is also on the call today as he has been very active in all aspects of our growth strategy.  If you are not familiar with Edwin’s background, he is renowned as one of the leading names in the retail and apparel industry and is recognized for a number of significant accomplishments in a career that spans over 35 years.  He was instrumental in the growth and success of both Polo Ralph Lauren and Tommy Hilfiger, two multi-billion dollar fashion powerhouses. He is also credited with the turnaround of Mossimo and the construction and execution of the company’s revolutionary licensing partnership with Target, as well as its subsequent sale to Iconix Brands.

Chuck Ireland, our CFO, is a CPA with 26 years of experience in public accounting.  He joined Crumbs in March of 2008, and prior to that, he worked with a number of retail clients, including several restaurant and food service businesses.  His experience includes work in accounting, auditing, taxation and management consulting.

And while I will not go into the background of our entire management team, I do want to mention Gary Morrow, who serves as our VP of Store Operations.  Gary has over 25 years experience in the foodservice industry, including an extensive background in store operations, multi-unit management, marketing and strategic planning.  Prior to joining Crumbs in May of 2010, Gary was with Starbucks for 10 years in both regional and corporate headquarter positions.

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And now, I will turn the call over to Crumbs CFO Chuck Ireland.

Chuck Ireland: Thanks, Jason.

In terms of our financial overview, Crumbs has experienced rapid growth in recent years.  Between 2007 and 2010, we experienced a Compound Annual Growth Rate in our top-line of 81.8%.

From a unit economic perspective, our average location across the system currently generates sales of approximately $1.1 million, on an average build out cost of $300,000.  Our urban locations average 800 square feet and generate average volumes of $1.5 million, while our suburban locations average 1,000 square feet, and generate average volumes of $0.7 million.  Build out costs for urban locations are $310,000 and suburban locations are $280,000.

Based on 25 stores for the 12 month period, November 1, 2009 to October 31, 2010, store-level EBITDA is $231,000 or 21%, with a cash on cash return of 77%.  The cash payback is 16 months, with a sales to investment ratio of less than 4 times.  We generate more than $1,000 in sales per square foot, which compares very favorably with data we have compiled on the broader industry, as we have matched ourselves against chains such as Dunkin, Starbucks, Panera, Peets, and Einstein.

Based on preliminary results for the fourth quarter ended December 31, 2010, total sales for 2010 were $31.1 million, while adjusted EBITDA is expected to be between $2.4 and $2.6 million.  These preliminary results are only estimates and may change.  Crumbs is continuing to prepare its financial statements for its fourth quarter and fiscal year ended December 31, 2010 and has not finalized its financial results.  Additionally, the financial statements for the fiscal year ended December 31, 2010 will be subject to audit and as a result are subject to adjustment and change.

Turning to our financial outlook and development, in 2011, we look for total sales to be between $45 to $50 million, while net income is expected to be between $3.1 and $3.9 million and Adjusted EBITDA is expected to be between $4.6 and $5.4 million.  Crumbs intends to open another 15 to 21 stores in 2011 (49 to 55 by year-end), with the majority of new locations to open in the second half of 2011.

In 2012, we look for total sales between $85 and $90 million, while net income is expected to be between $8.0 and $9.0 million and Adjusted EBITDA is expected to be between $11.8 and $12.8 million.  We would anticipate opening an additional 40 to 45 stores in 2012, which would equate to 89 to 100 stores by year-end.  By year-end 2014, we expect to have expanded to an initial 200 Crumbs locations nationwide in the top 15 markets, with a long-term potential that is much greater.

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Finally, we also look forward to meeting many of you in person at the ICR XChange Conference in Dana Point California, where we will be presenting the Company on Wednesday, January 12, 2011 at 4:40 p.m. Eastern Time.  Our presentation will also be webcast at www.crumbs.com.

Upon our return from California, we will also be available for in person meetings and/or phone calls and would encourage you to contact Tina Pappas, Managing Director at Morgan Joseph, to express your interest.  She can be reached via email at tpappas@morganjoseph.com.

And to conclude our formal remarks, I will turn the call back to Mark.

Mark Klein: Thanks, Chuck.  I would now like to provide some of the specifics on the proposed transaction.

Under the terms of the definitive agreement, the initial consideration to the owners of Crumbs will be equity securities exchangeable into 3.9 million shares of 57th Street common stock and $27.0 million in cash for aggregate consideration at closing of approximately $66.0 million.

In addition, Crumbs shareholders will be entitled to receive up to an aggregate of 4.4 million earn-out shares which shall be held in escrow at closing and released based on meeting certain adjusted EBITDA targets from 2013 to 2015 or stock performance targets from 2011 to 2013.

Concurrent with the closing of the business combination, a voluntary warrant tender offer for the 9.2 million outstanding 57th Street warrants at $1.00 per warrant will be made, including 3.7 million private placement warrants held by the 57th Street sponsor group.

On a fully-diluted basis, including 57th Street’s existing capitalization, the pro forma enterprise value at closing is approximately $82.1 million. Based on Crumbs’ financial outlook, this implies a valuation multiple of 16.4 times estimated 2011 Adjusted EBITDA of approximately $5.0 million, and 6.7 times projected 2012 Adjusted EBITDA of approximately $12.3 million. These Adjusted EBITDA numbers are both at the midpoint of the aforementioned ranges.

In addition, the 57th Street sponsor group will place 150,000 sponsor shares in escrow that will be subject to the same release schedule as the above contingent earn-out consideration.

The business combination is currently expected to be completed in March 2011. The actual closing is subject to the completion of a common stock tender offer pursuant to the terms of 57th Street’s initial public offering, along with customary closing conditions.

And with that, I would like to turn the call back to the operator.

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